ZIOPHARM Oncology, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

ZIOPHARM Oncology, Inc.

Boston, Massachusetts

We have audited the accompanying balance sheets of ZIOPHARM Oncology, Inc. as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015. ZIOPHARM Oncology, Inc’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ZIOPHARM Oncology, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

Boston, Massachusetts

February 24, 2016

ZIOPHARM Oncology, Inc.

BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,	December 31,
	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	$140,717	$42,803
Receivables	446	145
Prepaid expenses and other current assets	11,358	1,139

Total current assets	152,521	44,087

Property and equipment, net	581	531
Deposits	128	128
Other non current assets	494	491

Total assets	$153,724	$45,237

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,008	$2,004
Accrued expenses	8,906	7,182
Deferred revenue - current portion	6,861	1,360
Deferred rent - current portion	348	280

Total current liabilities	18,123	10,826
Deferred revenue, net of current position	47,917	—
Deferred rent, net of current position	313	570

Total liabilities	66,353	11,396

Commitments and contingencies (note 8)

Stockholders’ equity:
Common stock, $0.001 par value; 250,000,000 shares authorized; 131,718,579 and 104,452,105 shares issued and outstanding at December 31, 2015 and 2014, respectively	132	104
Additional paid-in capital - common stock	579,939	406,349
Accumulated Deficit	(492,700)	(372,612)

Total stockholders’ equity	87,371	33,841

Total liabilities and stockholders’ equity	$153,724	$45,237

The accompanying notes are an integral part of these financial statements.

ZIOPHARM Oncology, Inc.

STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	For the Year Ended December 31,
	2015	2014	2013
Collaboration Revenue	$4,332	$1,373	$800

Operating expenses:
Research and development	106,785	32,706	42,852
General and administrative	17,647	12,166	15,661

Total operating expenses	124,432	44,872	58,513

Loss from operations	(120,100)	(43,499)	(57,713)
Other income (expense), net	12	(5)	(579)
Change in fair value of warrants	—	11,723	1,185

Net loss	$(120,088)	$(31,781)	$(57,107)

Basic and diluted net loss per share	$(0.96)	$(0.31)	$(0.66)

Weighted average common shares outstanding used to compute basic and diluted net loss per share	125,416,084	101,130,710	85,943,175

The accompanying notes are an integral part of these financial statements.

ZIOPHARM Oncology, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands, except share and per share data)

	Common Stock		Additional Paid-in Capital Common Stock	Additional Paid-in Capital Warrants	Accumulated Deficit	Total Stockholders’ Equity/
	Shares	Amount
Balance at December 31, 2012	83,236,840	$83	$325,177	$6,909	$(283,724)	$48,445
Stock-based compensation	—	—	3,507	—	—	3,507
Issuance of common stock, net of commission and expenses of $3,678	16,445,000	16	53,864	—	—	53,880
Exercise of warrants to purchase common stock	112,808	—	396	(196)	—	200
Exercise of employee stock options	570,168	1	955	—	—	956
Issuance of restricted common stock	75,272	—	—	—	—	—
Repurchase of shares of restricted common stock	(116,723)	—	(498)	—	—	(498)
Cancelled of restricted stock	(163,747)	—	—	—	—	—
Expired warrants	—	—	3,110	(3,110)	—	—
Net loss	—	—	—	—	(57,107)	(57,107)

Balance at December 31, 2013	100,159,618	100	386,511	3,603	(340,831)	49,383

The accompanying notes are an integral part of these financial statements.

ZIOPHARM Oncology, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Cont.)

(in thousands, except share and per share data)

	Common Stock		Additional Paid-in Capital Common Stock	Additional Paid-in Capital Warrants	Accumulated Deficit	Total Stockholders’ Equity/
	Shares	Amount
Stock-based compensation	—	—	4,743	—	—	4,743
Exercise of warrants to purchase common stock	3,747,254	4	13,963	(3,313)	—	10,654
Exercise of employee stock options	613,138	—	1,386	—	—	1,386
Issuance of restricted common stock	66,828	—	—	—	—	—
Repurchase of shares of restricted common stock	(112,333)	—	(544)	—	—	(544)
Cancelled of restricted stock	(22,400)	—	—	—	—	—
Expired warrants	—	—	290	(290)	—	—
Net loss	—	—	—	—	(31,781)	(31,781)

Balance at December 31, 2014	104,452,105	$104	$406,349	$0	$(372,612)	$33,841

The accompanying notes are an integral part of these financial statements.

ZIOPHARM Oncology, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Cont.)

(in thousands, except share and per share data)

	Common Stock		Additional Paid-in Capital Common Stock	Additional Paid-in Capital Warrants	Accumulated Deficit	Total Stockholders’ Equity/
	Shares	Amount
Stock-based compensation	—	—	7,997	—	—	7,997
Exercise of employee stock options	2,519,267	3	4,566	—	—	4,568
Issuance of restricted common stock	1,590,574	2	(2)	—	—	—
Repurchase of shares of restricted common stock	(61,819)	—	(518)	—	—	(518)
Repurchase of common stock	(3,711)	—	(34)	—	—	(34)
Issuance of common stock, net of commissions and expenses of $6,305	11,500,000	12	94,309	—	—	94,320
Issuance of common stock in licensing agreement	11,722,163	12	67,273	—	—	67,285
Net loss	—	—	—	—	(120,088)	(120,088)

Balance at December 31, 2015	131,718,579	$132	$579,939	$—	$(492,700)	$87,371

The accompanying notes are an integral part of these financial statements.

ZIOPHARM Oncology, Inc.

STATEMENTS OF CASH FLOWS

(in thousands)

	For the Year Ended December 31,
	2015	2014	2013
Cash flows from operating activities:
Net loss	$(120,088)	$(31,781)	$(57,107)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	357	462	738
Stock-based compensation	7,997	4,743	3,507
Change in fair value of warrants		(11,723)	(1,185)
Common stock issued in exchange for license agreement	67,285	—	—
Loss on disposal of fixed assets	—	—	585
Change in operating assets and liabilities:
(Increase) decrease in:
Receivables	(301)	—	(87)
Prepaid expenses and other current assets	(10,214)	809	4,964
Other noncurrent assets	(3)	37	477
Increase (decrease) in:
Accounts payable	4	1,582	(1,087)
Accrued expenses	1,724	827	(10,159)
Deferred revenue	53,418	(1,373)	(800)
Deferred rent	(189)	(213)	625
Other noncurrent liabilities	—	(20)	20

Net cash used in operating activities	(10)	(36,650)	(59,509)

Cash flows from investing activities:
Purchases of property and equipment	(412)	(193)	(132)
Proceeds from sale of property and equipment	—	—	1

Net cash used in investing activities	(412)	(193)	(131)

Cash flows from financing activities:
Proceeds from exercise of stock options	4,568	1,386	956
Payments to employees for repurchase of restricted common stock	(518)	(544)	(498)
Proceeds from exercise of warrants	—	10,600	200
Repurchase of common stock	(34)	—	—
Proceeds from issuance of common stock, net	94,320	—	53,880

Net cash provided by financing activities	98,336	11,442	54,538

Net decrease in cash and cash equivalents	97,914	(25,401)	(5,102)
Cash and cash equivalents, beginning of period	42,803	68,204	73,306

Cash and cash equivalents, end of period	$140,717	$42,803	$68,204

Supplementary disclosure of cash flow information:
Cash paid for interest	$—	$—	$—

Cash paid for income taxes	$—	$—	$—

Supplementary disclosure of noncash investing and financing activities:
Exercise of equity-classified warrants to common shares	$—	$692	$196

Issuance of common stock in license agreement	$67,285

Exercise of liability-classified warrants to common shares	$—	$54	$—

The accompanying notes are an integral part of these financial statements.

ZIOPHARM Oncology, Inc.

NOTES TO FINANCIAL STATEMENTS

1.	Organization

ZIOPHARM Oncology, Inc., which is referred to as “ZIOPHARM” or the “Company”, is a biopharmaceutical company seeking to acquire, develop and commercialize, on its own or with commercial partners, a diverse portfolio of cancer therapies that address unmet medical needs.

The Company’s operations to date have consisted primarily of raising capital and conducting research and development. The Company’s fiscal year ends on December 31.

The Company has operated at a loss since its inception in 2003 and has minimal revenues. The Company anticipates that losses will continue for the foreseeable future. At December 31, 2015, the Company’s accumulated deficit was approximately $492.7 million. Given its current development plans, the Company anticipates cash resources will be sufficient to fund operations into the fourth quarter of 2017. The Company’s ability to continue operations after its current cash resources are exhausted depends on its ability to obtain additional financing or to achieve profitable operations, as to which no assurances can be given. Cash requirements may vary materially from those now planned because of changes in the Company’s focus and direction of its research and development programs, competitive and technical advances, patent developments, regulatory changes or other developments. Additional financing will be required to continue operations after the Company exhausts its current cash resources and to continue its long-term plans for clinical trials and new product development. There can be no assurance that any such financing can be obtained by the Company, or if obtained, what the terms thereof may be, or that any amount that the Company is able to raise will be adequate to support the Company’s working capital requirements until it achieves profitable operations.

2.	Financings

On February 3, 2015, the Company entered into an underwriting agreement with J.P. Morgan Securities LLC, as representative of the several underwriters named therein, relating to the issuance and sale of 10,000,000 shares of its common stock. The price to the public in the offering was $8.75 per share, and the underwriters agreed to purchase the shares from the Company pursuant to the underwriting agreement at a purchase price of $8.225 per share. Under the terms of the underwriting agreement, the Company also granted the underwriters an option, exercisable for 30 days, to purchase up to an additional 1,500,000 shares of common stock at a purchase price of $8.225 per share. The offering was made pursuant to the Company’s effective registration statement on Form S-3 (SEC File No. 333-201826) previously filed with the SEC, and a prospectus supplement thereunder. The underwriters purchased the 10,000,000 shares and the additional 1,500,000 shares on February 9 and February 17, 2015, respectively. The net proceeds from the offering were approximately $94.3 million after deducting underwriting discounts and estimated offering expenses paid by the Company.

On October 23, 2013, the Company entered into an underwriting agreement with J. P. Morgan Securities LLC, as representative of the several underwriters named therein, relating to the issuance and sale of 14,300,000 shares of its common stock. The price to the public in the offering was $3.50 per share, and the underwriters agreed to purchase the shares from the Company pursuant to the underwriting agreement at a purchase price of $3.29 per share. Under the terms of the underwriting agreement, the Company also granted the underwriters an option, exercisable for 30 days, to purchase up to an additional 2,145,000 shares of common stock at a purchase price of $3.29 per share, and the underwriters elected to exercise such option in full. The offering was made pursuant to the Company’s effective registration statement on Form S-3 (SEC File No. 333-177793) previously filed with the SEC, and a prospectus supplement thereunder. The underwriters purchased the 14,300,000 shares and the additional 2,145,000 shares on October 29, 2013. The net proceeds from the offering were approximately $53.9 million after deducting underwriting discounts and estimated offering expenses paid by the Company.

ZIOPHARM Oncology, Inc.

NOTES TO FINANCIAL STATEMENTS

3.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although the Company regularly assesses these estimates, actual results could differ from those estimates. Changes in estimates are recorded in the period in which they become known.

The Company’s most significant estimates and judgments used in the preparation of our financial statements are:

•	Clinical trial expenses;

•	Collaboration agreements;

•	Fair value measurements for stock based compensation and warrants; and

•	Income taxes.

Subsequent Events

The Company evaluated all events and transactions that occurred after the balance sheet date through the date of this filing. During this period, the Company did not have any material subsequent events that impacted its financial statements or disclosures.

Cash and Cash Equivalents

Cash equivalents consist primarily of demand deposit accounts and deposits in short-term U.S. treasury money market mutual funds. Cash equivalents are stated at cost, which approximates fair market value.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains cash accounts in commercial banks, which may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for maintenance and repairs are charged to expense while the costs of significant improvements are capitalized. Depreciation is provided using the straight-line method over the following estimated useful lives of the related assets, which is between three and five years. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are eliminated from the balance sheets and related gains or losses are reflected in the statements of operations.

ZIOPHARM Oncology, Inc.

NOTES TO FINANCIAL STATEMENTS

3.	Summary of Significant Accounting Policies (Continued)

Restricted Cash

Restricted cash of $388 thousand, which is restricted as collateral for the Company’s facility leases and $104 thousand that is restricted as collateral for a line of credit is included in other assets.

Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair values less costs to sell.

Warrants

The Company applied the accounting standard which provided guidance in assessing whether an equity-based financial instrument is indexed to an entity’s own stock for purposes of determining whether a financial instrument should be treated as a derivative. In applying the methodology the Company concluded that certain warrants issued by the Company had terms that did not meet the criteria to be considered indexed to the Company’s own stock and therefore were classified as liabilities in the Company’s balance sheet. The liability classified warrants were subject to re-measurement at each balance sheet date and any change in fair value was recognized as a component of “Other income, net” in the accompanying Statement of Operations. Fair value was measured using the binomial valuation model. All warrants expired in December 2014.

Fair Value Measurements

The Company has certain financial assets and liabilities recorded at fair value which have been classified as Level 1, 2 or 3 within the fair value hierarchy as described in the accounting standards for fair value measurements.

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and 2014 are as follows:

($ in thousands)	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2015	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$137,405	$137,405	$—	$—

ZIOPHARM Oncology, Inc.

NOTES TO FINANCIAL STATEMENTS

3.	Summary of Significant Accounting Policies (Continued)

($ in thousands)	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2014	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$37,290	$37,290	$—	$—

The cash equivalents consist primarily of short term U.S. treasury money market mutual funds which are actively traded.

Revenue Recognition from Collaboration Agreements

The Company has primarily generated revenue through collaboration arrangements with strategic partners for the development and commercialization of product candidates. The Company recognizes revenue for each unit of accounting when evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured

The Company’s collaboration agreements may provide for various types of payments, including upfront payments, funding of research and development, milestone payments, licensing fees and product royalties. The specifics of the Company’s significant agreements are detailed in Note 8, Commitments and Contingencies.

The Company considers a variety of factors in determining the appropriate method of accounting for its collaboration agreements, including whether multiple deliverables can be separated and accounted for individually as separate units of accounting. Where there are multiple deliverables within a collaboration agreement that cannot be separated and therefore are combined into a single unit of accounting, revenues are deferred and recognized over the estimated period of performance, which is typically the development term. If the deliverables can be separated, the Company applies the relevant revenue recognition guidance to each individual deliverable. The specific methodology for the recognition of the underlying revenue is determined on a case-by-case basis according to the facts and circumstances applicable to each agreement. Generally, the Company has accounted for its collaboration agreements as a single unit of accounting.

Milestone payments are recognized as revenue upon achievement of the milestone only if (1) the milestone payment is non-refundable, (2) substantive effort is involved in achieving the milestone and (3) the amount of the milestone is reasonable in relation to the effort expended or the risk associated with achievement of the milestone. If any of these conditions are not met, the milestone payment is deferred and recognized as revenue over the estimated remaining period of performance under the contract as the Company completes its performance obligations. Royalties are recognized as earned in accordance with the terms of various research and collaboration agreements.

Research and Development Costs

Research and development expenditures are charged to the statement of operations as incurred. Such costs include proprietary research and development activities, purchased research and development, and expenses associated with research and development contracts, whether performed by the Company or contracted with independent third parties.

ZIOPHARM Oncology, Inc.

NOTES TO FINANCIAL STATEMENTS

3.	Summary of Significant Accounting Policies (Continued)

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences between the financial statement carrying amounts and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the temporary differences are expected to be recovered or settled. The Company evaluates the realizability of its deferred tax assets and establishes a valuation allowance when it is more likely than not that all or a portion of deferred tax assets will not be realized.

The Company accounts for uncertain tax positions using a “more-likely-than-not” threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. The Company evaluates this tax position on an annual basis. The Company also accrues for potential interest and penalties, related to unrecognized tax benefits in income tax expense (see Note 10, Income Taxes).

Accounting for Stock-Based Compensation

Stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite service period. Stock-based compensation expense is based on the number of awards ultimately expected to vest and is therefore reduced for an estimate of the awards that are expected to be forfeited prior to vesting. Consistent with prior years, the Company uses the Black-Scholes option pricing model which requires estimates of the expected term option holders will retain their options before exercising them and the estimated volatility of the Company’s common stock price over the expected term.

The Company recognizes the full impact of its share-based employee payment plans in the statements of operations for each of the years ended December 31, 2015, 2014, and 2013 and did not capitalize any such costs on the balance sheets. The Company recognized $5.3 million, $3.7 million, and $2.3 million of compensation expense related to vesting of stock options during the years ended December 31, 2015, 2014, and 2013, respectively. In the years ended December 31, 2015, 2014, and 2013, the Company recognized $2.7 million, $1.0 million, and $1.2 million of compensation expense, respectively, related to vesting of restricted stock (see Note 12, Stock Option Plan). In the years ended December 31, 2015, 2014, and 2013, the Company recognized $8.0 million, $4.7 million, and $3.5 million of compensation expense, respectively, related to vesting of all employee and director awards. The following table presents share-based compensation expense included in the Company’s Statements of Operations:

	Year ended December 31,
(in thousands)	2015	2014	2013
Research and development	$1,403	$1,416	$792
General and administrative	6,594	3,327	2,715

Share based employee compensation expense before tax	7,997	4,743	3,507
Income tax benefit	—	—	—

Net share based employee compensation expense	$7,997	$4,743	$3,507

ZIOPHARM Oncology, Inc.

NOTES TO FINANCIAL STATEMENTS

3.	Summary of Significant Accounting Policies (Continued)

The fair value of each stock option is estimated at the date of grant using the Black-Scholes option pricing model. The estimated weighted-average fair value of stock options granted to employees in 2015, 2014, and 2013 was approximately $10.47, $3.58, and $2.51 per share, respectively. Assumptions regarding volatility, expected term, dividend yield and risk-free interest rate are required for the Black-Scholes model. The volatility assumption is based on the Company’s historical experience. The risk-free interest rate is based on a U.S. treasury note with a maturity similar to the option award’s expected life. The expected life represents the average period of time that options granted are expected to be outstanding. The Company calculated expected term using the simplified method described in SEC Staff Accounting Bulletin, or SAB, No. 107 and No. 110 as it continues to meet the requirements promulgated in SAB No. 110. The assumptions for volatility, expected life, dividend yield and risk-free interest rate are presented in the table below:

	2015	2014	2013
Weighted average risk-free interest rate	1.46 - 1.93%	1.74 - 2.11%	1.00 - 2.10%
Expected life in years	6	6	6
Expected volatility	79.13 - 86.81%	85.22 - 94.55%	83.40 - 95.96%
Expected dividend yield	0	0	0

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. The Company’s potentially dilutive shares, which include outstanding common stock options, unvested restricted stock and warrants, have not been included in the computation of diluted net loss per share for any of the periods presented as the result would be antidilutive. Such potential common shares at December 31, 2015, 2014, and 2013 consist of the following:

	December 31,
	2015	2014	2013
Stock options	3,481,468	6,505,664	6,747,303
Unvested restricted stock	1,586,388	144,508	352,865
Warrants	—	—	10,539,767

	5,067,856	6,650,172	17,639,935

New Accounting Pronouncements

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40) in which management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). When management identifies conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern, management should consider whether its plans that are intended to mitigate those relevant conditions or events will alleviate the substantial doubt. This update is effective for annual periods beginning after December 15, 2016, and early application is permitted for any annual or interim period thereafter.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and

ZIOPHARM Oncology, Inc.

NOTES TO FINANCIAL STATEMENTS

3.	Summary of Significant Accounting Policies (Continued)

IFRS. This standard removes inconsistencies and weaknesses between U.S. GAAP and IFRS in revenue requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets, provides more useful information to users of financial statements through improved disclosure requirements, and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. This update is effective for annual periods beginning after December 15, 2017, including interim periods within that reporting period and early application is not permitted. The Company is still evaluating this standard and its impact on our financial position or results of operations.

4.	Restructuring

The Company underwent restructuring activities during the year ended December 31, 2013 which included a reduction in workforce and office space, resulting in sublease agreements in Boston and New York. As a result, the Company incurred restructuring charges of $1.7 million, $0.6 million was included in general and administrative expenses and $1.1 million was included in research and development expenses. The Company also incurred charges for exit and disposal activities from the Boston and New York sublease agreements which resulted in an aggregate loss of $0.8 million recorded in general and administrative expenses, and a loss on the disposal of fixed assets of $0.6 million, recorded in Other income in the Statement of Operations for the year ended December 31, 2013.

On October 17, 2013, the Company entered into a sublease agreement to lease 7,259 square feet in its New York office to a subtenant. The Company remains primarily liable to pay rent on the original lease. Accordingly, the Company recorded a loss on the sublease in the amount of $729 thousand for the year ended December 31, 2013, representing the remaining contractual obligation of $2.3 million, less $1.6 million in payments from our subtenant. The Company retired assets in this subleased area as a result of this sublease with a net book value of $392 thousand, and recorded a loss on disposal of fixed assets for the same amount for the year ended December 31, 2013.

On August 30, 2013, the Company entered into a sublease agreement to lease 5,249 square feet in our Boston office to a subtenant. The Company remains primarily liable to pay rent on the original lease. The Company recorded a loss on the sublease in the amount of $42 thousand for the year ended December 31, 2013, representing the remaining contractual obligation of $367 thousand, less $325 thousand in payments from our subtenant. The Company retired assets in this subleased area as a result of this sublease with a net book value of $194 thousand, and recorded a loss on disposal of fixed assets. The company previously held a security deposit of $20 thousand in accordance with the sublease, which was recorded in other non-current assets and other liabilities on the balance sheet for the year ended December 31, 2013. This sublease tenant vacated the lease in October 2014. On May 22, 2015, the Company subleased previously vacant office space in the Boston Office for approximately $105 thousand for the period of June 2015 through August 2016. We expect to receive a total of $44 thousand in the next year from our subtenant in the Boston Office.

ZIOPHARM Oncology, Inc.

NOTES TO FINANCIAL STATEMENTS

5.	Property and Equipment, net

Property and equipment, net, consists of the following:

	December 31,
(in thousands)	2015	2014
Office and computer equipment	$1,105	$1,094
Software	886	874
Leasehold improvements	990	927
Manufacturing equipment	572	251

	3,553	3,146
Less: accumulated depreciation	(2,972)	(2,615)

Property and equipment, net	$581	$531

Depreciation and amortization charged to the Statement of Operations for the years ended December 31, 2015, 2014, and 2013 was: $358 thousand, $462 thousand and, $738 thousand, respectively.

6.	Accrued Expenses

Accrued expenses consist of the following:

	December 31,
(in thousands)	2015	2014
Clinical consulting services	$2,331	$2,802
Preclinical services	3,976	2,027
Employee compensation	1,453	768
Professional services	317	422
Payroll taxes and benefits	289	417
Manufacturing services	253	308
Accrued vacation	221	212
Other consulting services	66	226

Total	$8,906	$7,182

7.	Related Party Transactions

On January 6, 2011, the Company entered into an Exclusive Channel Partner Agreement, which is referred to as the Channel Agreement, with Intrexon Corporation, or Intrexon (see Note 8, Commitments and Contingencies). A director of the Company, Randall J. Kirk, is the CEO, a director, and the largest stockholder of Intrexon.

On March 27, 2015, the Company and Intrexon entered into a Second Amendment to Exclusive Channel Partner Agreement amending the Channel Agreement, which is referred to as the ECP Amendment. The ECP Amendment modified the scope of the parties’ collaboration under the Channel Agreement in connection with the worldwide License and Collaboration Agreement, or the Ares Trading Agreement, which the Company and Intrexon entered into with Ares Trading S.A., or Ares Trading, on March 27, 2015. The ECP Amendment provided that Intrexon will pay to the Company fifty percent of all payments that Intrexon receives for upfronts, milestones and royalties under the Ares Trading Agreement (see Note 8, Commitments and Contingencies). The Amendment also reduces Intrexon’s aggregate commitment under a Stock Purchase Agreement that the parties

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NOTES TO FINANCIAL STATEMENTS

7.	Related Party Transactions (Continued)

executed in connection with the initial Channel Agreement to purchase the Company’s common stock from $50.0 million to $43.5 million, which has been satisfied.

On January 13, 2015, the Company, together with Intrexon, entered into a license agreement with MD Anderson, which is referred to as the MD Anderson License. Pursuant to the MD Anderson License, the Company and Intrexon hold an exclusive, worldwide license to certain technologies owned and licensed by MD Anderson including technologies relating to novel CAR+ T cell therapies arising from the laboratory of Laurence Cooper, M.D., Ph.D., the Chief Executive Officer of the Company, formerly a professor of pediatrics at MD Anderson and now currently a visiting scientist under that institution’s policies, as well as either co-exclusive or non-exclusive licenses under certain related technologies. In partial consideration for entering into the MD Anderson License, the Company issued MD Anderson an aggregate of 11,722,163 shares of common stock for which the Company incurred a $67.3 million charge. The Company has determined that the rights acquired in the MD Anderson License represent in-process research and development with no alternative future use. As a result of the common stock issued to MD Anderson in connection with this transaction, MD Anderson became a beneficial holder of more than five percent of the Company’s common stock. (see Note 8, Commitments and Contingencies). During the year ending December 31, 2015, the Company made three quarterly payments totaling an aggregate of $11.25 million under this arrangement.

On February 3, 2015, Intrexon purchased 1,440,000 shares of common stock in the Company’s public offering (see Note 2, Financings) upon the same terms as others that participated in the offering.

On June 29, 2015, the Company re-purchased 3,711 shares of common stock from Intrexon, at a discount of 5% to the closing price of the Company’s common stock on the date of purchase, which represented fractional shares that resulted from Intrexon’s special stock dividend of the Company’s shares to Intrexon’s shareholders, for $34 thousand. On January 8, 2016, the Company purchased a remaining 168 shares from Intrexon for $2 thousand.

During the years ended December 31, 2015, 2014 and 2013, the Company expensed $16.3 million, $12.0 million, and $7.8 million, respectively, for services performed by Intrexon. As of December 31, 2015 and 2014 the Company has recorded $4.6 million and $1.9 million in current liabilities, respectively, for amounts due to Intrexon.

On September 28, 2015, the Company, entered into a new Exclusive Channel Collaboration Agreement, or the GvHD Agreement, with Intrexon, whereby the Company will use Intrexon’s technology directed towards in vivo expression of effectors to research, develop and commercialize products for use in the treatment or prevention of graft-versus-host disease, or GvHD (see Note 8, Commitments and Contingencies). The Company paid Intrexon a technology access fee of $10 million in cash in October 2015 and will reimburse Intrexon for all research and development costs. Subject to certain expense allocations and other offsets provided in the ECC Agreement, the ECC Agreement also provides for equal sharing of the profits derived from the sale of the Products (see Note 8, Commitments and Contingencies).

8.	Commitments and Contingencies

Operating Leases

Prior to December 31, 2012, the Company entered into an operating lease in New York, NY for office space. In accordance with this agreement, the Company entered into a letter of credit in the amount of $388 thousand, naming the Company’s landlord as beneficiary. In January 2012, the Company amended the lease agreement, adding additional office space. The collateral for the letter of credit is restricted cash and recorded in other non-

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NOTES TO FINANCIAL STATEMENTS

8.	Commitments and Contingencies (Continued)

current assets on the balance sheet as of December 31, 2015 and 2014. The lease for office space in New York, NY expires in October 2018.

On October 17, 2013, the Company entered into a sublease agreement to lease all of its New York office space to a subtenant. The Company remains primarily liable to pay rent on the original lease. The Company recorded a loss on the sublease in the amount of $729 thousand for the year ended December 31, 2013, representing the remaining contractual obligation of $2.3 million, less $1.6 million in payments from its subtenant. The Company retired assets as a result of this sublease with a net book value of $392 thousand, and recorded a loss on disposal of fixed assets for the same amount for the year ended December 31, 2013. The Company continues to maintain the $388 thousand letter of credit in respect of the New York office space.

Prior to December 31, 2012, the Company entered into separate operating lease agreements for various spaces in a building in Boston, MA. In June 2012, the Company re-negotiated a master lease for the entire Boston office space that incorporated all three lease agreements under the same master agreement expiring in August 2016. As of December 31, 2015 and 2014, a total security deposit of $127 thousand is included in deposits on the balance sheet.

On August 30, 2013, the Company entered into a sublease agreement to lease a portion of its Boston office to a subtenant. The Company remains liable to pay rent on the original lease. The Company recorded a loss on the sublease in the amount of $42 thousand for the year ended December 31, 2013, representing the remaining contractual obligation of $367 thousand, less $325 thousand in payments from its subtenant. This sublease tenant vacated the leased premises in October 2014. At December 31, 2014, the Company applied the $20 thousand deposit received from the sublease tenant against its outstanding rent obligation. On March 31, 2015, the Company recorded a loss of $167 thousand on the first floor sublease. On May 22, 2015, the Company subleased the vacant office space for approximately $105 thousand for the period of June 2015 through August 2016, and the tenant provided a security deposit of $17 thousand. Since the prior lease obligation has been fully expensed, rent received from the tenant will reduce current rent expense.

Future net minimum lease payments under operating leases as of December 31, 2015 are as follows (in thousands):

2016	$1,139
2017	928
2018	851
2019	427
2020 and beyond	712

4,057
Less: contractual sublease income	(962)

Future minimum lease payments, net	$3,095

Total rent expense was approximately $1.0 million, $1.2 million, and $1.0 million for the years ended December 31, 2015, 2014, and 2013.

The Company records rent expense on a straight-line basis over the term of the lease. Accordingly, the Company has recorded a liability for deferred rent at December 31, 2015 and 2014 of $661 thousand ($348 thousand current and $313 long-term) and 2014 of $850 thousand ($280 thousand current and $570 long-term) respectively, which is recorded in deferred rent on the balance sheet.

ZIOPHARM Oncology, Inc.

NOTES TO FINANCIAL STATEMENTS

8.	Commitments and Contingencies (Continued)

License Agreements

Exclusive Channel Partner Agreement with Intrexon Corporation for the Cancer Programs

On January 6, 2011, the Company entered into an Exclusive Channel Partner Agreement, or the Channel Agreement, with Intrexon that governs a “channel partnering” arrangement in which the Company uses Intrexon’s technology to research, develop and commercialize products in which DNA is administered to humans for expression of anti-cancer effectors for the purpose of treatment or prophylaxis of cancer, which the Company collectively refers to as the Cancer Program. This Channel Agreement establishes committees comprised of representatives of the Company and Intrexon that govern activities related to the Cancer Program in the areas of project establishment, chemistry, manufacturing and controls, clinical and regulatory matters, commercialization efforts and intellectual property.

The Channel Agreement grants the Company a worldwide license to use patents and other intellectual property of Intrexon in connection with the research, development, use, importing, manufacture, sale, and offer for sale of products involving DNA administered to humans for expression of anti-cancer effectors for the purpose of treatment or prophylaxis of cancer, which is collectively referred to as the ZIOPHARM Products. Such license is exclusive with respect to any clinical development, selling, offering for sale or other commercialization of ZIOPHARM Products, and otherwise is non-exclusive. Subject to limited exceptions, the Company may not sublicense these rights without Intrexon’s written consent.

Under the Channel Agreement, and subject to certain exceptions, the Company is responsible for, among other things, the performance of the Cancer Program, including the development, commercialization and certain aspects of manufacturing of ZIOPHARM Products. Intrexon is responsible for establishing manufacturing capabilities and facilities for the bulk manufacture of products developed under the Cancer Program, certain other aspects of manufacturing and costs of discovery-stage research with respect to platform improvements and costs of filing, prosecution and maintenance of Intrexon’s patents.

Subject to certain expense allocations and other offsets provided in the Channel Agreement, the Company will pay Intrexon on a quarterly basis 50% of net profits derived in that quarter from the sale of ZIOPHARM Products, calculated on a ZIOPHARM Product-by- ZIOPHARM Product basis. The Company has likewise agreed to pay Intrexon on a quarterly basis 50% of revenue obtained in that quarter from a sublicensor in the event of a sublicensing arrangement. In addition, in partial consideration for each party’s execution and delivery of the Channel Agreement, the Company entered into a stock purchase agreement with Intrexon.

Upon termination of the Channel Agreement, the Company may continue to develop and commercialize any ZIOPHARM Product that, at the time of termination:

•	Is being commercialized by the Company;

•	Has received regulatory approval;

•	Is a subject of an application for regulatory approval that is pending before the applicable regulatory authority; or

•	Is the subject of at least an ongoing Phase 2 clinical trial (in the case of a termination by Intrexon due to an uncured breach or a voluntary termination by the Company), or an ongoing Phase 1 clinical trial in the field (in the case of a termination by the Company due to an uncured breach or a termination by Intrexon following an unconsented assignment by the Company or its election not to pursue development of a Superior Therapy (as defined in the Channel Agreement)).

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NOTES TO FINANCIAL STATEMENTS

8.	Commitments and Contingencies (Continued)

The Company’s obligation to pay 50% of net profits or revenue described above with respect to these “retained” products will survive termination of the Channel Agreement.

On March 27, 2015, the Company and Intrexon entered into an Exclusive Channel Partner Amendment, or ECP Amendment, amending the Channel Agreement. The ECP Amendment modifies the scope of the parties’ collaboration under the Channel Agreement in connection with the Ares Trading Agreement discussed below. Pursuant to the ECP Amendment, the chimeric antigen receptor T cell products to be developed and commercialized pursuant to the Ares Trading Agreement shall be included within the Intrexon/ZIOPHARM collaboration under the Channel Agreement. The ECP Amendment provides that Intrexon will pay to the Company fifty percent of all payments Intrexon receives for upfronts, milestones and royalties under the Ares Trading Agreement.

Exclusive Channel Collaboration Agreement with Intrexon Corporation for Graft-Versus-Host Disease

On September 28, 2015, the Company, entered into a new Exclusive Channel Collaboration Agreement, or the GvHD Agreement, with Intrexon, whereby the Company will use Intrexon’s technology directed towards in vivo expression of effectors to research, develop and commercialize products for use in the treatment or prevention of graft-versus-host disease, or GvHD. The exclusive collaboration, or the GvHD Program, will focus on the pursuit of the following engineered cell therapy strategies, used either separately or in combination, for the targeted treatment of GvHD: (i) the infusion of regulatory T cells expressing membrane-bound and/or soluble interleukin-2 and (ii) the deployment of orally delivered, genetically modified L. lactis that express interleukin-2 to modulate immune function. The GvHD Agreement establishes committees comprised of Company and Intrexon representatives that will govern activities related to the GvHD Program in the areas of project establishment, chemistry, manufacturing and controls, clinical and regulatory matters, commercialization activities and intellectual property.

The GvHD Agreement grants the Company a worldwide license to use specified patents and other intellectual property of Intrexon in connection with the research, development, use, importing, manufacture, sale, and offer for sale of products developed under the GvHD Program, or the Products. Such license is exclusive with respect to any clinical development, selling, offering for sale or other commercialization of the Products, and otherwise is non-exclusive. Subject to limited exceptions, the Company may not sublicense the rights described without Intrexon’s written consent.

Under the GvHD Agreement, and subject to certain exceptions, the Company is responsible for, among other things, the performance of the GvHD Program including development, commercialization and certain aspects of manufacturing of the Products. Among other things, Intrexon is responsible for the costs of establishing manufacturing capabilities and facilities for the bulk manufacture of the Products, certain other aspects of manufacturing, costs of discovery-stage research with respect to platform improvements and costs of filing, prosecution and maintenance of Intrexon’s patents.

The Company paid Intrexon a technology access fee of $10 million in cash in October 2015 and will reimburse Intrexon for all research and development costs. Subject to certain expense allocations and other offsets provided in the GvHD Agreement, the GvHD Agreement also provides for equal sharing of the profits derived from the sale of the Products.

During the first 24 months after September 28, 2015, the GvHD Agreement may be terminated by (i) either party in the event of a material breach by the other, except for the failure of the other party to use diligent efforts or to

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NOTES TO FINANCIAL STATEMENTS

8.	Commitments and Contingencies (Continued)

comply with any diligence obligations set forth in the GvHD Agreement and (ii) Intrexon under certain circumstances if the Company assigns its rights under the GvHD Agreement without Intrexon’s consent. Following such twenty-four month period, Intrexon may also terminate the GvHD Agreement if the Company elects not to pursue the development of the GvHD Program identified by Intrexon that is a “Superior Therapy,” as such term is defined in the GvHD Agreement. Also following such period, the Company may voluntarily terminate the GvHD Agreement upon 90 days’ written notice to Intrexon.

Upon termination of the GvHD Agreement, the Company may continue to develop and commercialize any Product that, at the time of termination:

•	is being commercialized by the Company,

•	has received regulatory approval,

•	is a subject of an application for regulatory approval that is pending before the applicable regulatory authority, or

•	is the subject of at least an ongoing Phase 2 clinical trial (in the case of a termination by Intrexon due to a Company uncured breach or a voluntary termination by the Company), or an ongoing Phase 1 clinical trial (in the case of a termination by the Company due to an Intrexon uncured breach or a termination by Intrexon following an unconsented assignment by the Company or the Company’s election not to pursue development of a Superior Therapy).

The Company’s obligation to pay 50% of net profits or revenue with respect to these “retained” products will survive termination of the GvHD Agreement.

The Company has determined that the rights acquired in the GvHD Agreement represent in-process research and development with no alternative future use. Accordingly, the Company recorded a charge of $10.0 million to research and development expense in 2015.

License Agreement—The University of Texas MD Anderson Cancer Center

On January 13, 2015, the Company, together with Intrexon, entered into a License Agreement, or the MD Anderson License, with The University of Texas MD Anderson Cancer Center, or MD Anderson. Pursuant to the MD Anderson License, the Company and Intrexon hold an exclusive, worldwide license to certain technologies owned and licensed by MD Anderson including technologies relating to novel chimeric antigen receptor (CAR) T cell therapies, non-viral gene transfer systems, genetic modification and/or propagation of immune cells and other cellular therapy approaches, Natural Killer, or NK Cells and T cell receptors, or TCR’s arising from the laboratory of Laurence Cooper, M.D., Ph.D., who became the Chief Executive Officer of the Company on May 7, 2015 and was formerly a tenured professor of pediatrics at MD Anderson and now currently a visiting scientist under that institution’s policies, as well as either co-exclusive or non-exclusive licenses under certain related technologies.

Pursuant to the terms of the MD Anderson License, MD Anderson received consideration consisting of $50 million in shares of the Company’s common stock (or 10,124,561 shares), and $50 million in shares of Intrexon’s common stock, in each case based on a trailing 20 day volume weighted average of the closing price of the Company’s and Intrexon’s common stock ending on the date prior to the announcement of the entry into the MD Anderson License, collectively referred to as the License Shares, pursuant to the terms of the License Shares Securities Issuance Agreement described below. The License Shares were issued to MD Anderson on March 11, 2015 pursuant to the terms of the MD Anderson License.

ZIOPHARM Oncology, Inc.

NOTES TO FINANCIAL STATEMENTS

8.	Commitments and Contingencies (Continued)

On January 9, 2015, in order to induce MD Anderson to enter into the MD Anderson License on an accelerated schedule, the Company and Intrexon entered into a letter agreement, or the Letter Agreement, pursuant to which MD Anderson received consideration of $7.5 million in shares of the Company’s common stock (or 1,597,602 shares), and $7.5 million in shares of Intrexon’s common stock, in each case based on a trailing 20 day volume weighted average of the closing price of the Company’s and Intrexon’s common stock ending on the date prior to the execution of the Letter Agreement, collectively referred to as the Incentive Shares, in the event that the MD Anderson License was entered into on or prior to 8:00 am Pacific Time on January 14, 2015. The Incentive Shares were issued to MD Anderson on March 11, 2015 pursuant to the terms of the Incentive Shares Securities Issuance Agreement described below.

On August 17, 2015, the Company, Intrexon and MD Anderson entered into a research and development agreement, or the Research and Development Agreement, to formalize the scope and process for the transfer by MD Anderson, pursuant to the terms of the MD Anderson License, of certain existing research programs and related technology rights, as well as the terms and conditions for future collaborative research and development of new and ongoing research programs.

Pursuant to the Research and Development Agreement, the Company, Intrexon and MD Anderson have agreed to form a joint steering committee that will oversee and manage the new and ongoing research programs. As provided under the MD Anderson License, the Company will provide funding for research and development activities in support of the research programs under the Research and Development Agreement for a period of three years and in an amount of no less than $15 million and no greater than $20 million per year. During the year ended December 31, 2015, the Company made three quarterly payments totaling an aggregate of $11.25 million under this arrangement. As of December 31, 2015, MD Anderson has used $911 thousand to offset costs incurred pursuant to the MD Anderson License and the Research and Development Agreement. The net balance of $10.3 million is included in other current assets at December 31, 2015.

The term of the MD Anderson License expires on the last to occur of (a) the expiration of all patents licensed thereunder, or (b) the twentieth anniversary of the date of the License; provided, however, that following the expiration of the term of the MD Anderson License, the Company and Intrexon shall then have a fully-paid up, royalty free, perpetual, irrevocable and sublicensable license to use the licensed intellectual property thereunder. After ten years from the date of the MD Anderson License and subject to a 90-day cure period, MD Anderson will have the right to convert the MD Anderson License into a non-exclusive license if the Company and Intrexon are not using commercially reasonable efforts to commercialize the licensed intellectual property on a case-by-case basis. After five years from the date of the MD Anderson License and subject to a 180-day cure period, MD Anderson will have the right to terminate the MD Anderson License with respect to specific technology(ies) funded by the government or subject to a third party contract if the Company and Intrexon are not meeting the diligence requirements in such funding agreement or contract, as applicable. MD Anderson may also terminate the agreement with written notice upon material breach by the Company and Intrexon, if such breach has not been cured within 60 days of receiving such notice. In addition, the MD Anderson License will terminate upon the occurrence of certain insolvency events for both the Company and Intrexon and may be terminated by the mutual written agreement of the Company, Intrexon and MD Anderson.

In connection with the License and the issuance of the License Shares and the Incentive Shares, on January 13, 2015, the Company and MD Anderson entered into a Registration Rights Agreement, or the Registration Rights Agreement, pursuant to which the Company agreed to file a “resale” registration statement, or the Registration Statement, registering the resale of the License Shares, the Incentive Shares and any other shares of the Company’s common stock held by MD Anderson on the date that the Registration Statement is filed Under the

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NOTES TO FINANCIAL STATEMENTS

8.	Commitments and Contingencies (Continued)

Registration Rights Agreement, the Company is obligated to maintain the effectiveness of the Registration Statement until all securities therein are sold or are otherwise can be sold pursuant to Rule 144, without any restrictions. A prospectus supplement under the Company’s already effective registration statement on Form S-3 (File No. 333-201826), was filed on April 1, 2015 in satisfaction of the Company’s obligations under the Registration Rights Agreement.

The Company has determined that the rights acquired in the MD Anderson License represent in process research and development with no alternative future use. Accordingly, the Company recorded a charge of $67.3 million to research and development expense, as included in the statement of operations for the year ended December 31, 2015, representing the fair value of the 11,722,163 shares of its common stock on the date the MD Anderson License was executed.

Ares Trading License and Collaboration Agreement

On March 27, 2015, the Company and Intrexon signed a worldwide License and Collaboration Agreement, or the Ares Trading Agreement, with Ares Trading S.A. or “Ares Trading”, a subsidiary of the biopharmaceutical business of Merck KGaA, Darmstadt, Germany, through which the parties established a collaboration for the research and development and commercialization of certain products for the prophylactic, therapeutic, palliative or diagnostic use for cancer in humans.

Under the collaboration, Ares Trading will elect CAR-T targets, of which two have been selected during 2015, and for which Ares Trading will provide certain research funding. The Company is responsible for certain research and development expenditures. Once these candidates reach investigational new drug (IND) stage, the programs will be transferred to Ares Trading for clinical development and commercialization. The Company expects to perform multiple preclinical development programs, each consisting of the development of one product candidate, pursuant to the agreement. The Company and Intrexon will also independently conduct research and development on other CAR-T candidates, with Ares Trading having the opportunity during clinical development to opt-in.

Intrexon is entitled to receive $5.0 million payable in equal quarterly installments over two years for each identified product candidate, which will be used to fund discovery work. The Company will be responsible for costs exceeding the quarterly installments and all other costs of the preclinical research and development.

Ares Trading paid a non-refundable upfront fee of $115.0 million to Intrexon as consideration for entry into the Ares Trading Agreement. Pursuant to the ECP Amendment, the Company was entitled to receive 50% of the upfront fee, or $57.5 million, which we received from Intrexon in July 2015.

The Ares Trading Agreement provides for up to $413.0 million of potential payments for certain development and commercial milestones for each product candidate, and royalties ranging from the lower-single digits to the low-teens of net sales derived from the sale of products developed under agreement. The Ares Trading Agreement also provides for up to $50.0 million of payments upon the achievement of certain technical milestones. Intrexon will pay 50% of all milestone and royalty payments that it receives under the Ares Trading Agreement to the Company pursuant to the ECP Amendment.

The term of the Ares Trading Agreement commenced in May 2015 and may be terminated by either party in the event of a material breach as defined in the agreement and may be terminated voluntarily by Ares Trading upon 90 days written notice to the Company.

ZIOPHARM Oncology, Inc.

NOTES TO FINANCIAL STATEMENTS

8.	Commitments and Contingencies (Continued)

The Company considered FASB Accounting Standards Codification 605-25, Multiple-Element Arrangements, in evaluating the appropriate accounting for the Ares Trading Agreement. In accordance with this guidance, the Company identified the license and research and development services as the Company’s deliverables in the arrangement. The Company concluded that the license does not have standalone value from the research and development services. Accordingly, the Ares Trading Agreement is accounted for by the Company as a single unit of accounting. The $57.5 million upfront payment received by the Company was recorded as deferred revenue and is being recognized over the estimated period of performance of the research and development services currently estimated to be 9 years, beginning with the commencement of the research and development services. During the twelve months ended December 31, 2015, the Company recognized $3.2 million of revenue related to the Ares Trading Agreement. The remaining balance of deferred revenue associated with the upfront payment was $54.3 million, of which $6.4 million is current and $47.9 million is classified as long term at December 31, 2015.

License Agreements with DEKK-Tec, Inc. and Southern Research Institute

On October 15, 2004, the Company entered into a license agreement with DEKK-Tec, Inc., or DEKK-Tec, pursuant to which it was granted an exclusive, worldwide license for palifosfamide. All of the Company’s rights and obligations under the DEKK-Tec license agreement was assigned to Predictive Therapeutics, Ltd., in the first quarter of 2016, with the exception of the Company’s obligation under a stock option to acquire 13,808 shares of the Company’s common stock at an exercise price of $0.02 per share, which remains outstanding in accordance with the terms.

On February 5, 2007, the Company exercised an option to enter into an exclusive license agreement with Southern Research Institute, or SRI, for certain isophosphoramide mustard analogs. Under the license agreement, the Company was required to remit minimum annual royalty payments of $25 thousand until the first commercial sale of a licensed product. These payments were made for the years ended December 31, 2015, 2014, and 2013. All of the Company’s remaining obligations under the SRI license agreement were assigned to Predictive Therapeutics, Ltd., in the first quarter of 2016.

License Agreement with Predictive Therapeutics, Ltd.

On November 12, 2015, the Company entered into a License Agreement with Predictive Therapeutics, Ltd., or Predictive. Pursuant to the License Agreement, the Company granted Predictive an exclusive license to develop and commercialize palifosfamide.

In exchange, the Company received an upfront payment of $250 thousand and is entitled to receive additional payments of up to $12.8 million in development-and sales-based milestones, single digit royalty payments on net sales of palifosfamide, once commercialized, and a percentage of any sublicense revenues generated by Predictive. Predictive will be responsible for all costs related to the development, manufacturing and commercialization of palifosfamide.

The $250 thousand upfront payment received in November 2015 is being amortized over the period of the Company’s research and development effort related to transitional services. There are certain deliverables that are included in the License Agreement including transfer of intellectual property and prior research and development results, which are estimated by management to be completed by June 30, 2016. Accordingly, the Company has recorded $50 thousand in revenue during the twelve months ended December 31, 2015. The remaining deferred revenue balance of $200 thousand at December 31, 2015 has been classified as current. In accordance with the License Agreement with Predictive, the Company is no longer obligated to continue their

ZIOPHARM Oncology, Inc.

NOTES TO FINANCIAL STATEMENTS

8.	Commitments and Contingencies (Continued)

research and development efforts beyond the transitional services. In the first quarter of 2016, all of the Company’s rights and obligations under the DEKK-Tec and SRI license agreements were assigned to Predictive Therapeutics, Ltd., with the exception of the Company’s obligation to DEKK-Tec under a stock option to acquire 13,808 shares of the Company’s common stock at an exercise price of $0.02 per share, which remains outstanding in accordance with the terms.

Patent and Technology License Agreement—The University of Texas MD Anderson Cancer Center and the Texas A&M University System.

On August 24, 2004, the Company entered into a patent and technology license agreement with MD Anderson, which the Company refers to, collectively, as the Licensors. Under this agreement, the Company was granted an exclusive, worldwide license to rights (including rights to U.S. and foreign patent and patent applications and related improvements and know-how) for the manufacture and commercialization of two classes of organic arsenicals (water- and lipid-based) for human and animal use. The class of water-based organic arsenicals includes darinaparsin.

The Company issued options to purchase 50,222 shares outside of the Company’s stock option plans following the successful completion of certain clinical milestones, of which 37,666 have vested. The remaining 12,556 shares will vest upon enrollment of the first patient in a multi-center pivotal clinical trial i.e. a human clinical trial intended to provide the substantial evidence of efficacy necessary to support the filing of an approvable New Drug Application, or NDA. In addition, the Licensors are entitled to receive certain milestone payments. The Company may be required to make additional payments upon achievement of certain other milestones in varying amounts which on a cumulative basis could total up to an additional $4.5 million. In addition, the Licensors are entitled to receive single digit percentage royalty payments on sales from a licensed product and will also be entitled to receive a portion of any fees that the Company may receive from a possible sublicense under certain circumstances.

Collaboration Agreement with Solasia Pharma K.K.

On March 7, 2011, the Company entered into a License and Collaboration Agreement with Solasia Pharma K.K., or Solasia. Pursuant to the License and Collaboration Agreement, the Company granted Solasia an exclusive license to develop and commercialize darinaparsin in both IV and oral forms and related organic arsenic molecules, in all indications for human use in a pan- Asian/Pacific territory comprised of Japan, China, Hong Kong, Macau, Republic of Korea, Taiwan, Singapore, Australia, New Zealand, Malaysia, Indonesia, Philippines and Thailand.

As consideration for the license, the Company received an upfront payment of $5.0 million to be used exclusively for further clinical development of darinaparsin outside of the pan-Asian/Pacific territory, and will be entitled to receive additional payments of up to $32.5 million in development-based milestones and up to $53.5 million in sales-based milestones. The Company will also be entitled to receive double digit royalty payments from Solasia based upon net sales of licensed products in the applicable territories, once commercialized, and a percentage of sublicense revenues generated by Solasia. Under the License and Collaboration Agreement, the Company provided Solasia with drug product to conduct clinical trials. These transfers were accounted for as a reduction of research and development costs and an increase in collaboration receivables. The agreement provides that Solasia will be responsible for the development and commercialization of darinaparsin in the pan-Asian/Pacific territory.

On July 31, 2014, the Company entered into an amendment and restatement of the License and Collaboration Agreement granting Solasia an exclusive worldwide license to develop and commercialize darinaparsin, and

ZIOPHARM Oncology, Inc.

NOTES TO FINANCIAL STATEMENTS

8.	Commitments and Contingencies (Continued)

related organoarsenic molecules, in both intravenous and oral forms in all indications for human use. In exchange, the Company will be eligible to receive from Solasia development-and sales-based milestones, a royalty on net sales of darinaparsin, once commercialized, and a percentage of any sublicense revenues generated by Solasia.

Solasia will be responsible for all costs related to the development, manufacturing and commercialization of darinaparsin. The Company’s Licensors, as defined in the agreement, will receive a portion of all milestone and royalty payments made by Solasia to the Company in accordance with the terms of the Company’s license agreement with the Licensors.

The $5.0 million upfront payment received in March 2011 is being amortized over the period of the Company’s research and development effort. The Company originally estimated this period to be 75 months. In accordance with the amended and restated License and Collaboration Agreement with Solasia, the Company is no longer obligated to continue their research and development efforts in connection with the upfront payment. However, there are certain deliverables that are included in the amended and restated License and Collaboration Agreement including transfer of intellectual property and prior research and development results, which were originally estimated by management to be completed by March 31, 2015 when the amended and restated License and Collaboration Agreement was signed in July 2014. Management subsequently reassessed the period of performance related to the remaining transitional services to be completed under the amended and restated License and Collaboration Agreement and determined that the services are now expected to be completed by March 31, 2016. Accordingly, the Company has recorded $1.1 million in revenue during the twelve months ended December 31, 2015. The remaining deferred revenue balance of $272 thousand at December 31, 2015 has been classified as current.

License Agreement with Baxter Healthcare Corporation

On November 3, 2006, the Company entered into a definitive Asset Purchase Agreement for indibulin and a License Agreement to proprietary nanosuspension technology with affiliates of Baxter Healthcare S.A. The purchase included the entire indibulin intellectual property portfolio as well as existing drug substance and capsule inventories. The terms of the Asset Purchase Agreement included an upfront cash payment and an additional payment for existing inventory. During each of the years ended December 31, 2015, 2014, and 2013, the installment of $250 thousand were paid and expensed.

CRO Services Agreement with Novella Clinical, Inc.

On December 4, 2008, the Company entered into a Master Clinical Research Organization Services Agreement with Novella Clinical, Inc., or Novella, under which Novella provides clinical research organization, or CRO, services in support of the Company’s clinical trials. The work order for the newest trial being conducted by Novella was signed on November 2, 2012. Novella was entitled to cumulative payments of up to $790 thousand under these arrangements, which is payable in varying amounts upon Novella achieving specified milestones.

On August 18, 2014 and November 6, 2014, the Company signed two respective amendments of the Master Clinical Research Organization Services Agreement with Novella. The amendments reflect the removal of data management, statistical and clinical study report services, as well as a change in the timeline and scope of clinical trial support. During the year ended December 31, 2014, three clinical milestones were met and expensed totaling $236 thousand. The remaining milestone of $10 thousand was met and expensed during the quarter ended March 31, 2015. There are no remaining obligations under this agreement.

ZIOPHARM Oncology, Inc.

NOTES TO FINANCIAL STATEMENTS

9.	Warrants

The Company has issued both warrants that are accounted for as liabilities and warrants that are accounted for as equity instruments.

The Company follows accounting standards that provide guidance in assessing whether an equity-issued financial instrument is indexed to an entity’s own stock for purposes of determining whether a financial instrument should be treated as a derivative and classified as a liability. Accounting standards require that liability classified warrants be recorded at their fair value at each financial reporting period and the resulting gain or loss be recorded as other income (expense) in the Statements of Operations. Fair value is measured using the binomial valuation model.

Liability-Classified Warrants

In connection with a December 2009 public offering, the Company issued warrants to purchase an aggregate of 8,206,520 shares of common stock, including the investor warrants and 464,520 warrants issued to the Underwriters. The warrants had a 5 year term and expired in December 2014. Subject to certain exceptions, these warrants provided anti-dilution protection in the event the Company should subsequently issue common stock or common stock equivalents at a price less than the exercise price of the warrants then in effect.

The Company assessed whether the Warrants required accounting as derivatives. The Company determined that the warrants were not indexed to the Company’s own stock in accordance with FASB Accounting Standards Codification, Derivatives and Hedging (Topic 815). As such, the Company concluded the warrants did not meet the scope exception for determining whether the instruments required accounting as derivatives and should be classified in liabilities.

On December 31, 2013, the liability-classified warrants were valued at $11.8 million using a Binomial/Monte Carlo valuation model. The decrease in the fair value of the warrant liabilities of $1.2 million for the year ended December 31, 2013 was recorded as Other income, net in the Statements of Operations. In December 2014, the company recognized a gain of $195 thousand on the expiration of liability-classified warrants.

The following pricing assumptions were used in the Binomial/Monte Carlo valuation model at December 31, 2013:

December 31, 2013
Risk-free interest rate	0.13%
Expected life in years	0.94
Expected volatility	80%
Expected dividend yield	0

In connection with its 2009 private placement, the Company issued warrants to purchase an aggregate of 2,910,954 shares of common stock (including 138,617 warrants issued to the placement agents) which were exercisable immediately. The warrants had an exercise price of $2.04 per share and a 5 year term. The fair value of the warrants was estimated at $4.2 million using a Black-Scholes model with the following assumptions: expected volatility of 105%, risk free interest rate of 2.41%, expected life of 5 years and no dividends. The fair value of the warrants was recorded in the equity section of the balance sheet. In October 2009, 136,986 of these warrants were exercised.

ZIOPHARM Oncology, Inc.

NOTES TO FINANCIAL STATEMENTS

9.	Warrants (Continued)

During 2013 135,346 warrants were exercised for 112,808 shares of common stock. Of these warrants, all 135,346 were equity-classified; there were no liability-classified warrants exercised.

During 2014 4,004,907 warrants were exercised for 3,725,277 shares of common stock. Of these warrants, 2,249,062 were equity-classified and 1,755,845 were liability-classified warrants. Additionally, 12,329 equity-classified warrants and 6,479,231 liability-classified warrants expired without being exercised.

All remaining warrants have expired during the year ended December 31, 2014 and none are outstanding as of December 31, 2015.

10.	Income Taxes

There is no provision for income taxes because the Company has incurred operating losses since inception. The reported amount of income tax expense for the years differs from the amount that would result from applying domestic federal statutory tax rates to pretax losses primarily because of the changes in the valuation allowance. Significant components of the Company’s deferred tax assets at December 31, 2015 and 2014 are as follows:

	December 31,
(in thousands)	2015	2014
Net operating loss carryforwards	$96,215	$79,050
Start-up and organizational costs	64,942	38,562
Research and development credit carryforwards	29,564	26,112
Stock compensation	1,997	1,181
Capitalized acquisition costs	10,429	11,376
Deferred revenue	2,695	534
Depreciation	251	208
Other	1,673	1,547

	207,766	158,570
Less valuation allowance	(207,766)	(158,570)

Effective tax rate	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2015, the Company has aggregate net operating loss carryforwards for federal tax purposes of approximately $251 million available to offset future federal taxable income to the extent permitted under the Internal Revenue Code, or IRC, expiring in varying amounts through 2034. Additionally, the Company has approximately $29 million of research and development credits at December 31, 2015, expiring in varying amounts through 2034, which may be available to reduce future taxes.

Under the IRC Section 382, certain substantial changes in the Company’s ownership may limit the amount of net operating loss carryforwards that can be utilized in any one year to offset future taxable income. The net operating loss carryforwards for the year ended December 31, 2015 includes approximately $10.2 million resulting from excess tax deductions from stock options. Pursuant to ASC 740, the deferred tax asset relating to excess tax benefits generated from exercises of stock options was not recognized for financial statement purposes.

ZIOPHARM Oncology, Inc.

NOTES TO FINANCIAL STATEMENTS

10.	Income Taxes (Continued)

Section 382 of the IRC provides limits to which a corporation that has undergone a change in ownership (as defined) can utilize any net operating loss, or NOL, and general business tax credit carryforwards it may have. The Company commissioned an analysis to determine whether Section 382 could limit the use of its carryforwards in this manner. After completing the analysis, it was determined an ownership change had occurred in February 2007. As a result of this change, the Company’s NOL’s and general business tax credits from February 23, 2007 and prior would be completely limited under IRC Section 382. The deferred tax assets related to NOL’s and general business credits have been reduced by $11.2 million and $636 thousand, respectively, as a result of the change. The Company updated the IRC Section 382 analysis through December 31, 2014. It was determined a change of ownership occurred on February 28, 2011. The Company’s NOL’s were not further limited as a result of the change.

The Company has provided a valuation allowance for the full amount of these net deferred tax assets, since it is more likely than not that these future benefits will not be realized. However, these deferred tax assets may be available to offset future income tax liabilities and expenses. The valuation allowance increased by $49.2 million in 2015 primarily due to net operating loss carryforwards and the increase in research and development credits.

Income taxes using the federal statutory income tax rate differ from the Company’s effective tax rate primarily due to the change in the valuation allowance on deferred tax assets.

A reconciliation of income tax expense (benefit) at the statutory federal income tax rate and income taxes as reflected in the financial statements is as follows:

	Year Ended December 31,
(in thousands)	2015	2014	2013
Federal income tax at statutory rates	34%	34%	34%
State income tax, net of federal tax benefit	5%	2%	4%
Research and development credits	3%	3%	9%
Stock compensation	-1%	-4%	-2%
Other	0%	-4%	1%
Increase in valuation allowance	-41%	-31%	-46%

Effective tax rate	0%	0%	0%

The Company adopted ASC740, “Accounting for Uncertain Tax Positions” on January 1, 2007. ASC740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” ASC 740 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. The Company did not establish any

ZIOPHARM Oncology, Inc.

NOTES TO FINANCIAL STATEMENTS

10.	Income Taxes (Continued)

additional reserves for uncertain tax liabilities upon adoption of ASC 740. A summary of the company’s adjustments to its uncertain tax positions in the years ended December 31, 2015, 2014, and 2013 are as follows:

(in thousands)
Balance at December 31, 2012	$275
Increase/Decrease for tax positions related to the current year	—
Increase/Decrease for tax positions related to prior years	(37)
Decrease for settlements with applicable taxing authorities	—
Decrease for lapses of statute of limitations	—

Balance at December 31, 2013	$238
Increase/Decrease for tax positions related to the current year	—
Increase/Decrease for tax positions related to prior years	—
Decrease for settlements with applicable taxing authorities	—
Decrease for lapses of statute of limitations	—

Balance at December 31, 2014	$238
Increase/Decrease for tax positions related to the current year	—
Increase/Decrease for tax positions related to prior years	—
Decreases for settlements with applicable taxing authorities	—
Decrease for previous year’s lapses of statute of limitations	(20)
Decrease for impact of §382 limitations	(218)
Decrease for lapses of statute of limitations	—

Balance at December 31, 2015	$—

The Company has not recognized any interest and penalties in the statement of operations because of the Company’s net operating losses and tax credits that are available to be carried forward. When necessary, the Company will account for interest and penalties related to uncertain tax positions as part of its provision for federal and state income taxes. The Company does not expect the amounts of unrecognized benefits will change significantly within the next twelve months.

The Company is currently open to audit under the statute of limitations by the Internal Revenue Service and state jurisdictions for the years ended December 31, 1999 through 2015.

11.	Preferred Stock and Stockholders’ Equity

On April 26, 2006, the date of the Company’s annual stockholders meeting that year, the shareholders approved the adoption of an Amended and Restated Certificate of Incorporation pursuant to which the Company has 280,000,000 shares of authorized capital stock, of which 250,000,000 shares are designated as common stock (par value $.001 per share), and 30,000,000 shares are designated as preferred stock (par value $.001 per share), which the Company refers to as the Preferred Stock.

Common Stock

On October 29, 2013, pursuant to an underwriting agreement between the Company and J. P. Morgan Securities LLC, as representative of the several underwriters named therein, the Company completed the sale of an aggregate 16,445,000 shares of the Company’s common stock at a price of $3.50 per share in a public offering. The total gross proceeds resulting from this public offering were approximately $57.6 million, before deducting selling commissions and expenses (see Note 2, Financings).

ZIOPHARM Oncology, Inc.

NOTES TO FINANCIAL STATEMENTS

11.	Preferred Stock and Stockholders’ Equity (Continued)

On February 3, 2015, the Company entered into an underwriting agreement with J.P. Morgan Securities LLC, as representative of the several underwriters named therein, relating to the issuance and sale of 10,000,000 shares of our common stock. The price to the public in the offering was $8.75 per share, and the underwriters agreed to purchase the shares from the Company pursuant to the underwriting agreement at a purchase price of $8.225 per share. Under the terms of the underwriting agreement, the Company also granted the underwriters an option, exercisable for 30 days, to purchase up to an additional 1,500,000 shares of common stock at a purchase price of $8.225 per share. The offering was made pursuant to the Company’s effective registration statement on Form S-3 (SEC File No. 333-201826) previously filed with the SEC, and a prospectus supplement thereunder. The underwriters purchased the 10,000,000 shares and the additional 1,500,000 shares on February 9 and 17, 2015, respectively. The net proceeds from the offering were approximately $94.3 million after deducting underwriting discounts and estimated offering expenses paid by the Company.

On January 13, 2015, the Company, together with Intrexon, entered into the MD Anderson License. Pursuant to the terms of the MD Anderson License, MD Anderson received consideration of 11,722,163 shares of the Company’s common stock (see Note 8, Commitments and Contingencies).

Preferred Stock

The Company’s Board of Directors are authorized to designate any series of Preferred Stock, to fix and determine the variations in relative rights, preferences, privileges and restrictions as between and among such series.

12.	Stock Option Plan

The Company adopted the 2003 Stock Option Plan, or the 2003 Plan, in 2003, and it was approved by the Company’s stockholders on December 21, 2004. Upon approval of the 2012 Equity Incentive Plan, no additional stock awards may be granted under the 2003 Plan.

The Company adopted the 2012 Equity Incentive Plan, or the 2012 Plan, in May 2012, under which the Company initially reserved for the issuance of 4,000,000 shares of its common stock. The 2012 Plan was approved by the Company’s stockholders on June 20, 2012. On June 18, 2014, the date of the Company’s annual stockholders meeting, the Company’s stockholders approved an amendment to the 2012 Plan increasing the total shares reserved by 5,000,000 shares, for a total of 9,000,000 shares.

As of December 31, 2015, the Company had outstanding options issued to its employees to purchase up to 2,420,801 shares of the Company’s common stock, to its directors to purchase up to 927,500 shares of the Company’s common stock, as well as options to consultants in connection with services rendered to purchase up to 133,167 shares of the Company’s common stock.

Stock options to employees generally vest ratably over three years and have contractual terms of ten years. Stock options to directors generally vest ratably over one or three years and have contractual terms of ten years. Stock options are valued using the Black-Scholes option pricing model and compensation is recognized based on such fair value over the period of vesting on a straight-line basis. The Company has also reserved an aggregate of 26,364 additional shares for issuance under options granted outside of the 2003 Stock Option Plan.

Proceeds from the option exercises during the years ended December 31, 2015, 2014, and 2013 amounted to $4.6 million, $1.4 million and $956 thousand respectively. The intrinsic value of these options amounted to $23.8 million, $2.6 million and $1.4 million for years ended December 31, 2015, 2014 and 2013, respectively.

ZIOPHARM Oncology, Inc.

NOTES TO FINANCIAL STATEMENTS

12.	Stock Option Plan (Continued)

Transactions under the Plan for the years ending December 31, 2015, 2014, and 2013 were as follows:

(in thousands, except share and per share data)	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, December 31, 2012	7,147,303	$4.11
Granted	2,649,900	3.28
Exercised	(570,168)	1.68
Cancelled	(2,479,732)	4.58

Outstanding, December 31, 2013	6,747,303	3.81
Granted	1,099,300	4.95
Exercised	(613,138)	2.26
Cancelled	(727,801)	4.54

Outstanding, December 31, 2014	6,505,664	4.07
Granted	427,800	10.47
Exercised	(3,249,160)	3.95
Cancelled	(202,835)	4.36

Outstanding, December 31, 2015	3,481,469	$4.96	6.98	$12,601

Vested and unvested expected to vest at December 31, 2015	3,443,414	$4.24	5.84	$12,463

Options exercisable, December 31, 2015	2,120,834	$4.24	5.84	$8,622

Options exercisable, December 31, 2014	3,781,162	$4.10	5.80	$4,130

Options available for future grant	2,768,230

At December 31, 2015, total unrecognized compensation costs related to non-vested stock options outstanding amounted to $5.3 million. The cost is expected to be recognized over a weighted-average period of 1.55 years.

Restricted Stock

In May, June and December 2015, the Company issued 1,000,000, 50,000 and 403,083 shares of restricted stock to its employees, respectively, which vest ratably in annual installments over three years, commencing on the first anniversary of the grant date. In September and December 2015, the Company issued 4,186 and 133,305 shares of restricted stock to its non-employee directors, which vest in their entirety at December 31, 2015 and on the one year anniversary of the grant date respectively. In December 2014, the Company issued 66,828 shares of restricted stock to its non-employee directors, which vest in their entirety on the one year anniversary of the grant date. In December 2013, the Company issued 75,272 shares of restricted stock to its non-employee directors, which vested in their entirety on the one year anniversary of the grant date.

In September and December 2015, the Company repurchased 7,669 and 16,709 shares at average prices of $11.57 and $8.31, respectively to cover payroll taxes. In January, February and December 2014, the Company repurchased 16,031, 14,600 and 81,702 shares at average prices of $4.37, $4.40 and $5.04 per share, respectively, to cover payroll taxes. In January, March, May and December 2013, the Company repurchased 52,018, 5,400, 2,623, and

ZIOPHARM Oncology, Inc.

NOTES TO FINANCIAL STATEMENTS

12.	Stock Option Plan (Continued)

56,683 shares at average prices of $4.28, $4.50, $1.65 and $4.37 per share, respectively, to cover payroll taxes. A summary of the status of non-vested restricted stock as of December 31, 2015, 2014 and 2013 is as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested, December 31, 2012	733,739	$4.37
Granted	75,272	4.34
Vested	(292,399)	4.31
Cancelled	(163,747)	4.42

Non-vested, December 31, 2013	352,865	4.38
Granted	66,828	5.07
Vested	(253,835)	4.38
Cancelled	(21,350)	4.41

Non-vested, December 31, 2014	144,508	4.70
Granted	1,590,574	9.01
Vested	(148,694)	4.88
Cancelled	—	—

Non-vested, December 31, 2015	1,586,388	$9.00

As of December 31, 2015, there was $12.1 million of total unrecognized stock-based compensation expense related to non-vested restricted stock arrangements. The expense is expected to be recognized over a weighted-average period of 1.73 years.

13.	Employee Benefit Plan

The Company sponsors a qualified 401(k) Retirement Plan under which employees are allowed to contribute certain percentages of their pay, up to the maximum allowed under Section 401(k) of the IIRC. The Company may make contributions to this plan at its discretion. The Company contributed approximately $47 thousand, $79 thousand, and $139 thousand to this plan during the years ended December 31, 2015, 2014, and 2013, respectively.

14.	Selected Quarterly Information (Unaudited)

        (in thousands, except per share amount)

Year Ended December 31, 2015	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$272	$272	$1,869	$1,919
Total operating expenses	78,499	14,497	20,035	11,401
Loss from operations	(78,227)	(14,225)	(18,166)	(9,482)
Change in fair value of warrants	—	—	—	—
Net (loss)	(78,231)	(14,211)	(18,170)	(9,476)
Loss per share, basic and diluted	$(0.69)	$(0.11)	$(0.14)	$(0.07)

Year Ended December 31, 2014	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$200	$200	$633	$340
Total operating expenses	9,984	11,377	12,575	10,936
Loss from operations	(9,784)	(11,177)	(11,942)	(10,596)
Change in fair value of warrants	82	5,600	5,847	194
Net (loss)	(9,711)	(5,576)	(6,093)	(10,401)
Loss per share, basic and diluted	$(0.10)	$(0.06)	$(0.06)	$(0.09)